As filed with the Securities and Exchange Commission on October 19, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

FS GLOBAL CREDIT OPPORTUNITIES FUND—ADV

(Name of Subject Company (Issuer))

FS GLOBAL CREDIT OPPORTUNITIES FUND—ADV

(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

30294K 107

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Global Credit Opportunities Fund—ADV

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$247,620.91	$28.70

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28.70

Form or Registration No.: Schedule TO

Filing Party: FS Global Credit Opportunities Fund—ADV

Date Filed: August 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on August 22, 2017 by FS Global Credit Opportunities Fund—ADV, a Delaware statutory trust (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 31,375 of the Company’s issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2016), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period), plus the aggregate proceeds it receives from the sale of Shares at the two weekly closings that occur immediately prior to the date of repurchase and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during three-month period ending on the expiration of the Offer, plus the aggregate proceeds it receives from the sale of Shares at the two weekly closings that occur immediately prior to the date of repurchase. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 22, 2017, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 3:00 P.M., Central Time, on September 27, 2017, and a total of 6,019.944 Shares were validly tendered pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 6,019.944 Shares validly tendered and not withdrawn at a price equal to $7.7980 per Share (an amount equal to the net asset value per Share as of October 4, 2017) for an aggregate purchase price of approximately $46,943.52.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

FS GLOBAL CREDIT OPPORTUNITIES FUND—ADV

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

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